Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 5, 2010

Relating to Prospectus dated October 26, 2010

Registration No. 333-168439

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 26, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168439) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1361103/000119312510236090/ds1a.htm

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary of the Results of Operations for the Three Months Ended September 30, 2010 (unaudited)” has been updated to read as follows:

“Summary of the Results of Operations for the Three Months Ended September 30, 2010 (unaudited)

Below is a summary of our results of operations for the three months ended September 30, 2010. The financial data below has been prepared by, and is the responsibility of, management. Management has completed its quarter-end financial closing procedures for the three months ended September 30, 2010 but complete financial statements for this period, including the related footnote disclosures, are not yet available. This summary is not meant to be a comprehensive presentation of our unaudited financial results for September 30, 2010 and the three months then ended.

The following are our results of operations as of September 30, 2010 and for the three months then ended:

•	revenue for the three months ended September 30, 2010 was $4.2 million;

•	operating expenses for the three months ended September 30, 2010 were $14.9 million; and

•	net loss for the three months ended September 30, 2010 was $20.5 million, which includes non-cash expense related to the marking to market value of equity instruments.

As of September 30, 2010, our cash and cash equivalents were $10.5 million and our order backlog for which we believe we will sequence, bill and gain customer acceptance within twelve months was approximately $9.0 million.”

Complete Genomics, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Complete Genomics has filed with the SEC for more complete information about Complete Genomics and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Complete Genomics, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, New York 10171 or by telephone toll free at (888)-827-7275.